



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 30 2012

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.S. PLATOU MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PARK AV S-710
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK SHEA / CFO / 212-317-7080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE, (Address) NEW YORK (City) NY (State) 10036-6530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PATRICK SHEA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RS PLATOU MARKETS, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

KEVIN G HOFMANN
Notary Public - State of New York
NO. 01HO6242021
Qualified in Nassau County
My Commission Expires May 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

RS Platou Markets, Inc.
(Formerly R&R Planning Group, Ltd.)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

RS Platou Markets, Inc.
(Formerly R&R Planning Group, Ltd.)

Statement of Financial Condition

December 31, 2011

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors of
RS Platou Markets, Inc. (formerly R&R Planning Group, Ltd.)

We have audited the accompanying statement of financial condition of RS Platou Markets, Inc. (the "Company") (formerly R&R Planning Group, Ltd.) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RS Platou Markets, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 28, 2012

RS Platou Markets, Inc.
(Formerly R&R Planning Group, Ltd.)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 1,412,030
Deposit with clearing broker	100,000
Fixed assets, net of accumulated depreciation and amortization of $2,277	148,827
Other assets	7,000
Total assets	$ 1,667,857
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 162,447
Total liabilities	162,447
Stockholder's equity	
Common stock; $0.001 par value, 10,000 shares authorized, 1,750 shares issued and outstanding	2
Preferred stock; $0.001 par value, 1,000 shares authorized	–
Additional paid-in capital	1,766,857
Retained deficit	(261,449)
Total stockholder's equity	1,505,410
Total liabilities and stockholder's equity	$ 1,667,857

The accompanying notes are an integral part of this statement of financial condition.

RS Platou Markets, Inc.
(Formerly R&R Planning Group, Ltd.)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Nature of Business

RS Platou Markets, Inc. (the "Company") (formerly R&R Planning Group, Ltd.) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective November 4, 1992 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") effective December 22, 1992.

On May 18, 2011, RS Platou Markets AS entered into an agreement to purchase the outstanding stock of R&R Planning Group, Ltd. This transaction closed on August 15, 2011 and the Company's name was subsequently changed to RS Platou Markets, Inc. The change of ownership process described above required the Company to file an application with, and receive the approval of, FINRA pursuant to NASD Rule 1017. This application was filed on June 7, 2011. On November 4, 2011, while the application was still pending, the Company was permitted by FINRA to begin to engage in agency trading activity in equity and debt securities. On December 21, 2011, the change of ownership was approved by FINRA, and the Company was permitted to also engage in private placements of securities and to conduct a chaperoning business pursuant to the requirements of SEC Rule 15a-6.

On August 19, 2011, RS Platou Markets AS received 750 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $750,000. On December 13, 2011, RS Platou Markets AS received 1,000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000. As part of these transactions, the 25 shares of common stock of the Company existing at the transaction date were retired.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its parent, RS Platou Markets AS pursuant to which the Company chaperones certain activities of RS Platou Markets AS in the U.S. The Company does not hold customer funds or safekeep customer securities.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments primarily include money market funds. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2011, the Company's cash exceeded the limit by $1,160,728. At December 31, 2011, the Company did not have any cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established.

2. Significant Accounting Policies (continued)

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments are short term in nature.

3. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a Fully Disclosed Clearing Agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2011, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

4. Fixed Assets

At December 31, 2011, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 16,207	7
Equipment	12,130	5
Leasehold improvements	122,767	5
Total cost	151,104	
Less accumulated depreciation and amortization	2,277	
Total cost, net of accumulated depreciation and amortization	$ 148,827	

4. Fixed Assets (continued)

As of December 31, 2011, there was $50,252 of leasehold improvements which were not completed and accordingly no amortization was recorded.

5. Commitments and Contingencies

Sublease

The Company subleases office space under a sublease agreement with RS Platou Markets AS, dated November 24, 2011, which will expire on November 24, 2016.

At December 31, 2011, the future minimum lease payments are as follows:

2012	$ 263,496
2013	263,496
2014	263,496
2015	263,496
2016	237,146
Total	$ 1,291,130

Lake Success, New York Lease Agreement

Upon the closing of the transaction, RS Platou Markets AS was required to place cash into an escrow account for the ongoing obligations of R&R Planning Group, Ltd. under a lease agreement by and between R&R Planning Group, Ltd. and a third party lessee. In the event of default of the third party lessee to make its share of the lease payments, the lease agreement stipulates that R&R Planning Group, Ltd. is jointly and severally liable to make the future lease payments through the duration of the lease, which ends on March 31, 2013. At December 31, 2011, the aggregate future lease payments are approximately $42,960.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the

5. Commitments and Contingencies (continued)

Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2011, no amounts were recorded under such agreement as no loss exists.

6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2011, the Company had net capital of $1,349,583 which exceeded the regulatory requirement by $1,099,583. To the extent required to maintain the Company's compliance with regulatory requirements, dividends, distributions, advances and other withdrawals of capital could be limited.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on the SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing. The Company relies on the SEC Rule 15c3-3(k)(2)(i) exemption with respect to its chaperoning activities under SEC Rule 15a-6.

7. Related Party Transaction

RS Platou Markets AS assumed certain of the Company's start-up costs primarily from the date of purchase August 15, 2011 through November 4, 2011, which represents the date the Company was permitted to engage in limited business activities by FINRA.

8. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

9. Income Taxes

The Company revoked its election to be taxed as an "S" Corporation for federal and New York state income tax purposes on August 15, 2011. An "S" Corporation generally pays no federal income taxes and passes through substantially all taxable items to the shareholder of the Company.

The Company operated as a "C" Corporation from August 15, 2011 to December 31, 2011 and is therefore subject to federal and state income tax. As of December 31, 2011, the Company recorded a net deferred tax asset of zero, consisting of approximately $1,305 of gross deferred tax assets, $0 of deferred tax liabilities, and a valuation allowance of approximately $1,305. The gross deferred tax assets result primarily from federal, state and local net operating losses.

9. Income Taxes (continued)

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, included scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.

At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

10. Subsequent Events

The Company evaluated subsequent events and found no material impact to the Company's financial condition.

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